Exhibit 99(a)(5)(FF)

This announcement is neither an offer to purchase nor the solicitation of an offer to sell Alcan common shares (the “Alcan Common Shares”). The Offer (as defined below) is being made solely by the offer and takeover bid circular dated July 24, 2007, the notice of extension dated September 17, 2007, and the related Letter of Transmittal, as they may be amended or supplemented from time to time, and is being made to all holders of Alcan Common Shares.While the Offer is being made to all holders of Alcan Common Shares, the Offer is not being made nor will deposits be accepted in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other applicable laws of such jurisdiction. However, the Offeror may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction. In those jurisdictions where securities or other applicable laws require the Offer to be made through a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by Deutsche Bank Securities Inc. and CIBC World Markets Inc. or one of their affiliates, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

October 19, 2007

ALCAN SHAREHOLDERS

TENDER YOUR SHARES NOW

All Alcan shareholders are encouraged to act now to tender their shares prior to the impending expiry of the Rio Tinto offer to purchase the Common Shares of Alcan Inc.

RIO TINTO CANADA HOLDING INC. offers to purchase for cash all of the outstanding Common Shares of ALCAN INC. at a price of US$101.00 per Common Share.

The offer is scheduled to expire at 6:00 p.m. eastern time on October 23, 2007. For information on how to tender your shares, go to www.riotinto.com/offer, or consult your financial advisor.

The proposed transaction offers all-cash consideration of US$101.00 for each Alcan share.

• A Significant Premium for Alcan Shareholders

•   The Offer represents a premium of 65.5% over the then all-time high closing share price of Alcan Common Shares on the NYSE on May 4, 2007, the last trading day prior to the announcement of the Alcoa offer.

• An Agreed Transaction

•   The board of directors of Alcan has unanimously recommended that Alcan shareholders accept the Offer and deposit their Alcan Common Shares.

• Significant Approvals Obtained

•   The Offeror has received all regulatory, competition and anti-trust clearances required for global completion, and the shareholders of Rio Tinto have approved the transaction.

Any questions? Contact the information agent for the offer:

North American Toll Free Number: 1-888-605-7629

European Union Free Call: 00 800 6540 6540*

Australia Free Call: 1 800 216 071

* Toll free within Austria, Belgium, Denmark, France, Germany, Ireland, Norway, Spain, Sweden, Switzerland, United Kingdom

ADDITIONAL IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Alcan (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto plc. The Offer is open for acceptance until 6:00 p.m., eastern time, on October 23, 2007, unless extended.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) and an Alcan directors' circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC. SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Défense 7, 92073 Paris la Défense. They are also available on the internet at the following address: www.computershare.com/rio-alcanfrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on August 2, 2007. A notice of extension of the Offer was approved by the BFIC on September 18, 2007. The offer document, the Belgian Supplement and the notice of extension are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/rio-alcanbelgianofferdocument.

www.riotinto.com/offer